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As filed with the Securities and Exchange Commission on June 17, 2004.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8/S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BEAZER HOMES USA, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	58-2086934 (IRS Employer Identification No.)
1000 Abernathy Road, Suite 1200 Atlanta, Georgia (Address of Principal Executive Offices)	30328 (Zip Code)

BEAZER HOMES USA, INC.
AMENDED AND RESTATED 1999 STOCK INCENTIVE PLAN
AMENDED AND RESTATED 1994 STOCK INCENTIVE PLAN

Ian J. McCarthy
President and Chief Executive Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328
(Name and address of agent for service)
 (770) 829-3700
(Telephone number, including area code, of agent for service)	Please address a copy of all communications to: Elizabeth H. Noe Paul, Hastings, Janofsky & Walker LLP Suite 2400 600 Peachtree Street, N.E. Atlanta, Georgia 30308-2222 Telephone: 404-815-2287

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (1)(3)

Common Stock $0.01 Par Value Per Share	3,875,000	$96.23	$372,891,250	$9,519
Preferred Stock Purchase Rights (3)	3,875,000

(1)
2,875,000 shares of Common Stock of the Registrant were previously registered pursuant to the Registrant's Registration Statement on Form S-8/S-3, Registration No. 333-101142 with respect to the Beazer Homes USA, Inc. Amended and Restated 1999 Stock Incentive Plan and Amended and Restated 1994 Stock Incentive Plan (the "2002 Registration Statement"). The 2002 Registration Statement included 2,175,000 shares of Common Stock which had been previously registered pursuant to the Registrant's Registration Statement on Form S-8/S-3, Registration No. 333-69398 relating to the two incentive plans covered hereby (the "2001 Registration Statement"), which also included 675,000 shares of Common Stock which had been previously registered pursuant to the Registrant's Registration Statement on Form S-8/S-3, Registration No. 333-24765 relating to the 1994 Stock Incentive Plan (the "1997 Registration Statement"). The Registrant paid a filing fee of $4,003 in connection with the registration of its Common Stock pursuant to the 2002 Registration Statement, of $30,657 in connection with the registration of its Common Stock for both plans pursuant to the 2001 Registration Statement and of $3,068 in connection with the registration of its Common Stock for the 1994 Stock Incentive Plan pursuant to the 1997 Registration Statement. The distribution of such shares has not been completed. The Registrant has amended the Amended and Restated 1999 Stock Incentive Plan since the filing of the 2002 Registration Statement to increase the number of shares available for issuance thereunder. This Registration Statement on Form S-8/S-3 is filed to register an additional 1,000,000 shares of Common Stock with respect to the Amended and Restated 1999 Stock Incentive Plan. In accordance with General Instruction E to Form S-8, the Registrant incorporates by reference the contents of the 2002 Registration Statement, filed on November 12, 2002, of the 2001 Registration Statement, filed on September 14, 2001, and of the 1997 Registration Statement, filed on April 8, 1997. Upon a stock split, stock dividend or similar transaction in the future and during the effectiveness of this Registration Statement involving Common Stock of the Registrant, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(h)(1) under the Securities Act of 1933, as amended. The offering price is calculated pursuant to Rule 457(c) based on the average of the high and low sales prices ($96.23 per share) of the Common Stock of the Registrant on the New York Stock Exchange on June 15, 2004.

(3)
Rights are attached to and trade with the Common Stock of the Registrant. Value attributable to such Rights, if any, is reflected in the market price of the Common Stock; therefore, no additional registration fee is required.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information*

Item 2. Registrant Information and Employee Plan Annual Information*

*
Information required by Part I to be contained in the Section 10(a) prospectus is omitted from the registration statement in accordance with Rule 428 under the Securities Act of 1933 and the Note to Part I of Form S-8.

PROSPECTUS

Beazer Homes USA, Inc.
Up to 3,875,000 Shares of
Common Stock

        The stockholders of Beazer Homes identified in this prospectus may offer and resell the shares from time to time, for their own accounts. See "Selling Stockholders." The selling stockholders have acquired or may acquire the shares pursuant to the terms of the Beazer Homes Amended and Restated 1999 Stock Incentive Plan or the Beazer Homes Amended and Restated 1994 Stock Incentive Plan.

        The selling stockholders will receive all of the net proceeds from the sale of the shares. These stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Beazer Homes will not receive any proceeds from the sale of the shares. The selling stockholders may offer their Beazer Homes stock through public or private transactions, at prevailing market prices or at privately negotiated prices. Such future prices are not currently known.

        Beazer Homes common stock is reported on the New York Stock Exchange under the symbol "BZH." On June 15, 2004, the last reported sale price of the common stock was $95.78 per share.

        You should carefully consider the "Risk Factors" beginning on page 3 of this prospectus before purchasing any of the Common Stock.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this prospectus is June 17, 2004.

THE COMPANY	2
RECENT DEVELOPMENTS	3
RISK FACTORS	3
FORWARD-LOOKING INFORMATION	9
USE OF PROCEEDS	10
SELLING STOCKHOLDERS	10
PLAN OF DISTRIBUTION	11
LEGAL MATTERS	11
EXPERTS	11
WHERE TO FIND MORE INFORMATION ABOUT BEAZER HOMES	11
INCORPORATION OF DOCUMENTS BY REFERENCE	12

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information from that contained in the prospectus. If anyone provides you with additional or different information, you should not rely on it. The selling stockholders are offering to sell, and seeking offers to buy, shares of Beazer Homes's common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of the shares.

        In this prospectus, unless indicated otherwise, "Beazer Homes," "we," "us," and "our," refer to Beazer Homes USA, Inc. and its subsidiaries.

THE COMPANY

        We design, sell and build single family homes in the Southeastern, Western, Central, Mid-Atlantic and Midwest regions of the United States and, based on home closings, are one of the ten largest builders of single family homes in the nation. Our Southeastern region includes Florida, Georgia, Mississippi, North Carolina, South Carolina, and Tennessee; our Western region includes Arizona, California, Colorado and Nevada; our Central region includes Texas; our Mid-Atlantic region includes Delaware, Maryland, New Jersey, Pennsylvania and Virginia; and our Midwest region includes Indiana, Kentucky and Ohio.

        We design our homes to appeal primarily to entry-level and first-time move-up homebuyers. Our objective is to provide our customers with homes that incorporate quality and value while seeking to maximize our return on invested capital. To achieve this objective, we have developed a business strategy which focuses on the following elements:

          Geographic Diversity and Growth Markets.    We compete in a large number of geographically diverse markets in an attempt to reduce our exposure to any particular regional economy. Most of the markets in which we operate have experienced significant population growth in recent years. Within these markets, we build homes in a variety of projects, typically with fewer than 150 homesites.

          Quality Homes for Entry-Level and First Move-Up Homebuyers.    We seek to maximize customer satisfaction by offering homes which incorporate quality materials, distinctive design features, convenient locations and competitive prices. We focus on entry-level and first time move-up homebuyers because we believe they represent the largest segment of the homebuilding market. During our fiscal quarter ended March 31, 2004, the average sales price of our homes sold was approximately $231,500.

          Additional Products and Services for Homebuyers.    In order to maximize our profitability and provide our homebuyers with the additional products and services that they desire, we have incorporated design centers and mortgage origination operations into our business. Recognizing that homebuyers want to choose certain components of their new home, we offer limited customization through the use of design centers in most of our markets. These design centers allow the homebuyer to select certain non-structural customizations for their homes such as cabinetry, flooring, fixtures, appliances and wallcoverings. Additionally, recognizing the homebuyer's desire to simplify the financing process, we originate mortgages on behalf of our customers through our subsidiaries Beazer Mortgage Corporation, or Beazer Mortgage, and Crossmann Mortgage Corp., or Crossmann Mortgage. Beazer Mortgage and Crossmann Mortgage originate, process and broker mortgages to third party investors. Beazer Mortgage and Crossmann Mortgage generally do not retain or service the mortgages that they broker. We also provide title services to our homebuyers in many of our markets.

          Decentralized Operations with Experienced Management.    We believe our in-depth knowledge of our local markets enables us to better serve our customers. Our local managers, who have significant experience in both the homebuilding industry and the markets they serve, are responsible for operating decisions regarding design, construction and marketing. We combine these decentralized operations with a centralized corporate-level management which controls decisions regarding overall strategy, land acquisitions and financial matters.

          Conservative Land Policies.    We seek to maximize our return on capital by limiting our investment in land and by focusing on inventory turnover. To implement this strategy and to reduce the risks associated with investments in land, we use options to control land whenever possible. In addition, we do not speculate in land that is not generally subject to entitlements providing basic development rights to the owner.

          Value Created.    We evaluate our financial performance and the financial performance of our operations using Value Created, a variation of economic profit or economic value added. Value Created measures the extent to which we exceed our cost of capital. It is calculated as earnings before interest and taxes, or EBIT, less a charge for all of the capital employed multiplied by our estimate of our minimum weighted average cost of capital.

        We were incorporated in Delaware in 1993. Our principal office is located at 1000 Abernathy Road, Suite 1200, Atlanta, Georgia 30328 and our telephone number is (770) 829-3700. We maintain an internet site at www.beazer.com which contains information concerning us and our subsidiaries. The information contained on our internet site and those of our subsidiaries is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

RECENT DEVELOPMENTS

        On May 28, 2004, we increased and extended our existing bank credit facility. The new $750 million credit arrangement, which matures in June 2008, was increased from $450 million. The facility includes both a $550 million revolving credit facility and a $200 million term loan. The facility also contains an accordion feature under which the aggregate commitment may be increased up to $1 billion, subject to the availability of additional commitments.

        On June 8, 2004, we sold $150 million aggregate principal amount of 4 5/8% Senior Convertible Notes due 2024 in a private placement. The net proceeds from the offering will be used for general corporate purposes, including land acquisition and share repurchases from time to time under our previously announced repurchase program. The notes are convertible into our common stock at an initial conversion rate of 6.48 shares of common stock per $1,000 principal amount of notes only under certain circumstances. The notes bear interest at 4 5/8% per annum payable semiannually. We will also pay contingent interest on the notes during any six month interest period beginning June 15, 2009, in which the trading price of the notes for a specified period of time equals or exceeds 120% of the principal amount of the notes.

RISK FACTORS

        You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus, before purchasing any of the shares of common stock.

        Our home sales and operating revenues could decline upon the occurrence of macro-economic and other factors outside of our control, such as changes in consumer confidence and declines in employment levels.

        Changes in national and regional economic conditions, as well as local economic conditions where we conduct our operations and where prospective purchasers of our homes live, may result in more caution on the part of homebuyers and consequently fewer home purchases. These economic uncertainties involve, among other things, conditions of supply and demand in local markets and changes in consumer confidence and income, employment levels, and government regulations. These risks and uncertainties could periodically have an adverse effect on consumer demand for and the pricing of our homes, which could cause our operating revenues to decline. A reduction in our revenues could in turn negatively affect the market price of our securities.

        A substantial increase in mortgage interest rates or unavailability of mortgage financing may reduce consumer demand for our homes.

        Virtually all purchasers of our homes finance their acquisitions through lenders providing mortgage financing. A substantial increase in mortgage interest rates or unavailability of mortgage financing would adversely affect the ability of prospective first time and move-up homebuyers to obtain financing for our homes, as well as adversely affect the ability of prospective move-up homebuyers to sell their current homes. As a result, our margins, revenues and cash flows may also be adversely affected.

        If we are unsuccessful in competing against our homebuilding competitors, our market share could decline or our growth could be impaired and, as a result, our financial results could suffer.

        Competition in the homebuilding industry is intense, and there are relatively low barriers to entry into our business. Increased competition could hurt our business, as it could prevent us from acquiring attractive parcels of land on which to build homes or make such acquisitions more expensive, hinder our market share expansion, and lead to pricing pressures on our homes that may adversely impact our margins and revenues. If we are unable to successfully compete, our financial results could suffer or our ability to service our debt could be adversely affected. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products. Furthermore, some of our competitors have substantially greater financial resources and lower costs of funds than we do. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. We currently build in several of the top markets in the nation and, therefore, we expect to continue to face additional competition from new entrants into our markets.

        We could experience a reduction in home sales and revenues or reduced cash flows due to our inability to acquire land for our housing developments if we are unable to obtain reasonably priced financing to support our homebuilding activities.

        The homebuilding industry is capital intensive, and homebuilding requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance our homebuilding activities. Although we believe that internally generated funds and available borrowings under our revolving credit facility will be available to fund our capital and other expenditures (including land purchases in connection with ordinary development activities), the amounts available from such sources may not be sufficient. If such sources are not sufficient, we would seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financing and/or securities offerings. The amount and types of indebtedness which we may incur are limited by the terms of our existing debt. In addition, the availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. If we are not successful in obtaining sufficient capital to fund our planned capital and other expenditures, we may be unable to acquire land for our housing developments. Additionally, if we cannot obtain additional financing to fund the purchase of land under our option contracts, we may incur contractual penalties and fees.

        Our substantial indebtedness could adversely affect our financial condition, limit our growth and make it more difficult for us to satisfy our debt obligations.

        As of March 31, 2004, on an actual basis and an as adjusted basis giving effect to the note offering described under "Recent Developments", we had approximately $949.0 million and $1,094.5 million, respectively, of indebtedness outstanding, in each case, net of unamortized discount of approximately $9.9 million and $14.4 million, respectively. Our substantial indebtedness could have important consequences to us, including among other things,

  •
  cause us to be unable to satisfy our obligations under our existing debt agreements;

  •
  make us more vulnerable to adverse general economic and industry conditions;

  •
  make it difficult to fund future working capital, land purchases, acquisitions, general corporate purposes or other purposes; and

  •
  cause us to be limited in our flexibility in planning for, or reacting to, changes in our business.

        In addition, subject to restrictions in our existing debt instruments, we may incur additional indebtedness. In particular, as of March 31, 2004, on an as adjusted basis giving effect to the events described under "Recent Developments," we had available borrowings of approximately $247.5 million under our revolving credit facility. If new debt is added to our current debt levels, the related risks that we now face could intensify. Our growth plans and our ability to make payments of principal or interest on, or to refinance, our indebtedness will depend on our future operating performance and our ability to enter into additional debt and/or equity financings. If we are unable to generate sufficient cash flows in the future to service our debt, we may be required to refinance all or a portion of our existing debt to sell assets or to obtain additional financing. We may not be able to do any of the foregoing on terms acceptable to us, if at all.

        Changes in government regulations could restrict our business activities, increase our operating expenses and cause our revenues to decline.

        Regulatory requirements could cause us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to local, state and federal statutes and rules regulating, among other things certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations such as building permit allocation ordinances and impact and other fees and taxes, which may be imposed to defray the cost of providing certain governmental services and improvements. Other governmental regulations, such as building moratoriums and "no growth" or "slow growth" initiatives, which may be adopted in communities which have developed rapidly, may cause delays in home projects or otherwise restrict our business activities resulting in reductions in our revenues. Any delay or refusal to grant us necessary licenses, permits and approvals from government agencies could have an adverse effect on our operations.

        We may incur additional operating expenses due to compliance programs or fines, penalties and remediation costs pertaining to environmental regulations within our markets.

        We are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former use of the site. Environmental laws may result in delays, may cause us to implement time consuming and expensive compliance programs and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. We expect that increasingly stringent requirements will be imposed on homebuilders in the future. In addition, environmental regulations can have an adverse impact on the availability and price of certain raw materials such as lumber. Our projects in California are especially susceptible to restrictive government regulations and environmental laws.

        We may be subject to significant potential liabilities as a result of construction defect, product liability and warranty claims made against us.

        As a homebuilder, we have been and continue to be subject to construction defect, product liability and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly.

        We and certain of our subsidiaries have been and continue to be named as defendants in various construction defect claims, complaints and other legal actions that include claims related to moisture intrusion and mold. Furthermore, plaintiffs in certain of these legal proceedings (including cases in our Midwestern and Western markets) are seeking class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend and if we were to lose any certified class action suit, it could result in substantial potential liability for us. We record reserves for such matters in accordance with accounting principles generally accepted in the United States of America.

With the exception of the matters discussed below, we do not believe that material additional losses related to such matters are reasonably possible.

        As of March 31, 2004, our subsidiary, Trinity Homes LLC, had received 759 construction defect and warranty complaints related to water intrusion. As of March 31, 2004, there were seven pending lawsuits related to these complaints. One of these suits is a putative class action suit that was filed in Indiana in August 2003 against Trinity and Beazer Homes Investment Corp., another one of our subsidiaries and Trinity's parent. As part of that case, the plaintiffs are asserting that Trinity and Beazer Homes Investment Corp. violated applicable building codes. The complaint attempts to define the purported class to include all owners of a residential structure in Indiana constructed and marketed by Trinity and Beazer Homes Investment Corp. in which a one-inch gap with a vapor barrier does not exist between an exterior brick veneer wall and the surface of the underlying exterior wall. Excluded from the class are any residents who suffer personal injuries caused by mold infestation. No monetary amount was stated in this claim. No hearing on class certification has been held at this time and no hearing for such certification is currently scheduled. Either no or immaterial monetary amounts were stated in the other six lawsuits pending at March 31, 2004.

        Although we have obtained insurance for construction defect claims, such policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

        Our operating expenses could increase if we are required to pay higher insurance premiums or litigation costs for claims involving construction defect and product liability claims, which could cause our net income to decline.

        The costs of insuring against construction defect and product liability claims are high, and the amount and scope of coverage offered by insurance companies is currently limited. This coverage may be further restricted and may become more costly.

        Increasingly in recent years, lawsuits (including class action lawsuits) have been filed against builders, asserting claims of personal injury and property damage caused by the presence of mold in residential dwellings. Our insurance may not cover all of the claims, including personal injury claims, arising from the presence of mold, or such coverage may become prohibitively expensive. If we are not able to obtain adequate insurance against these claims, we may experience losses that could reduce our net income.

        Historically builders have recovered from subcontractors and their insurance carriers a significant portion of the construction defect liabilities and costs of defense that the builders have incurred. Insurance coverage available to subcontractors for construction defects is becoming increasingly expensive and the scope of coverage is restricted. If we cannot effectively recover from our subcontractors or their carriers, we may suffer greater losses which could decrease our net income.

        Builders' ability to recover against any available insurance policy depends upon the continued solvency and financial strength of the insurance carrier that issued the policy. Many of the states in which we build homes have lengthy statutes of limitations applicable to claims for construction defects. To the extent that any carrier providing insurance coverage to us or our subcontractors becomes insolvent or experiences financial difficulty in the future, we may be unable to recover on those policies and our net income may decline.

        We are dependent on the services of certain key employees and the loss of their services could hurt our business.

        Our future success depends upon our ability to attract, train, assimilate and retain skilled personnel. If we are unable to retain our key employees or attract, train, assimilate or retain other skilled personnel in the future, it could hinder our business strategy and impose additional costs of identifying and training new individuals. Competition for qualified personnel in all of our operating markets is intense. A significant increase in the number of our active communities would necessitate the hiring of a significant number of additional construction managers, which are in short supply in our markets.

        We are dependent on the continued availability and satisfactory performance of our subcontractors, which, if unavailable, could have a material adverse effect on our business.

        We conduct our construction operations only as a general contractor. Virtually all construction work is performed by unaffiliated third-party subcontractors. As a consequence, we depend on the continued availability of and satisfactory performance by these subcontractors for the construction of our homes. There may not be sufficient availability of and satisfactory performance by these unaffiliated third-party subcontractors. In addition, inadequate subcontractor resources could have a material adverse effect on our business.

        We experience fluctuations and variability in our operating results on a quarterly basis and, as a result, our historical performance may not be a meaningful indicator of future results.

        Our operating results in a future quarter or quarters may fall below expectations of securities analysts or investors and, as a result, the market value of our securities may fluctuate. While we have reported positive annual net income for each of the past five fiscal years, we historically have experienced, and expect to continue to experience, variability in home sales and net earnings on a quarterly basis. As a result of such variability, our historical performance may not be a meaningful indicator of future results. Our quarterly results of operations may continue to fluctuate in the future as a result of a variety of both national and local factors, including, among others,

  •
  the timing of home closings and land sales;

  •
  our ability to continue to acquire additional land or secure option contracts to acquire land on acceptable terms;

  •
  conditions of the real estate market in areas where we operate and of the general economy;

  •
  seasonal home buying patterns; and

  •
  other changes in operating expenses, including the cost of labor and raw materials, personnel and general economic conditions.

        The occurrence of natural disasters could increase our operating expenses and reduce our revenues and cash flows.

        The climates and geology of many of the states in which we operate, including California, Florida, Georgia, North Carolina, South Carolina, Tennessee and Texas, present increased risks of natural disasters. To the extent that hurricanes, severe storms, earthquakes, droughts, floods, wildfires or other natural disasters or similar events occur, our homes under construction or our building lots in such states could be damaged or destroyed, which may result in losses exceeding our insurance coverage. Any of these events could increase our operating expenses, impair our cash flows and reduce our revenues, which could in turn negatively affect the market price of our securities.

        Future terrorist attacks against the United States or increased domestic or international instability could have an adverse effect on our operations.

        Adverse developments in the war on terrorism, future terrorist attacks against the United States, or any outbreak or escalation of hostilities between the United States and any foreign power, including the armed conflict with Iraq, may cause disruption to the economy, our company, our employees and our customers, which could adversely affect our revenues, operating expenses, and financial condition.

        We may issue preferred stock and additional shares of common stock and thereby materially and adversely affect the price of our common stock.

        Our organizational documents allow us to issue preferred stock with rights senior to those of our common stock without any further vote or action by our stockholders. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In some circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock. Additionally, we are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock.

        Anti-takeover provisions in our organizational documents and Delaware law make any change in the control of our company more difficult.

        We are subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder's acquisition of our stock was approved in advance by our board of directors. Further, we have adopted a stockholder rights plan which is designed to prevent, or make more expensive, a hostile takeover of the Company. Under our plan, once an acquirer acquires more than 20% of our common stock, rights to purchase shares of preferred stock that attach to each share of common stock that we issue become exercisable by all common stockholders other than the acquirer, diluting substantially the value of the common stock previously purchased by the acquirer.

FORWARD-LOOKING INFORMATION

        This prospectus contains (including by incorporation by reference of statements in other documents) forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our expectations or beliefs concerning future events, and no assurance can be given that the results described in this prospectus or in the documents incorporated by reference herein will be achieved. These forward-looking statements can generally be identified by the use of statements that include words such as "estimate," "project," "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "goal," "target" or other similar words or phrases. Except as may be required under applicable law, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned: "The Company" and "Risk Factors." Additional information about factors that could lead to material changes in performance is contained in our filings with the Securities and Exchange Commission, incorporated by reference in this prospectus. Such factors may include:

  •
  economic changes nationally or in our local markets;

  •
  volatility of mortgage interest rates and inflation;

  •
  increased competition;

  •
  shortages of skilled labor or raw materials used in the production of houses;

  •
  increased prices for labor, land and raw materials used in the production of houses;

  •
  increased land development costs on projects under development;

  •
  the cost and availability of insurance, including the availability of insurance for the presence of mold;

  •
  the impact of construction defect and home warranty claims;

  •
  any delays in reacting to changing consumer preference in home design;

  •
  terrorist acts and other acts of war;

  •
  change in consumer confidence;

  •
  delays or difficulties in implementing initiatives to reduce production and overhead cost structure;

  •
  delays in land development or home construction resulting from adverse weather conditions;

  •
  potential delays or increased costs in obtaining necessary permits as a result of changes to, or complying with, laws, regulations or governmental policies;

  •
  changes in accounting policies, standards, guidelines or principles, as may be adopted by regulatory agencies as well as the Financial Accounting Standards Board;

  •
  the failure of our improvement plan for the Midwest to achieve desired results; or

  •
  other factors over which we have little or no control.

        Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors.

USE OF PROCEEDS

        If shares are resold by the selling stockholders, Beazer Homes will receive no proceeds from such sale. The shares will be offered for the respective accounts of the selling stockholders.

SELLING STOCKHOLDERS

        The shares that may be offered from time to time pursuant to this prospectus have been or will be acquired by the selling stockholders from time to time upon payment of awards granted under the Amended and Restated 1999 Stock Incentive Plan and the Amended and Restated 1994 Stock Incentive Plan (the "Plans").

        The following table sets forth (i) the name of each selling stockholder; (ii) the position, office, or other material relationship between Beazer Homes and each selling stockholder; (iii) the amount of common stock beneficially owned by the selling stockholder prior to the offering as of May 31, 2004, including shares each selling stockholder may acquire pursuant to the exercise of previously granted options under the Plans which have vested or may vest within 60 days of May 31, 2004; (iv) the amount of common stock that may be offered by the selling stockholder; and (v) the amount of common stock to be beneficially owned by each selling stockholder subsequent to the offering.

			Common Stock that would be Owned Subsequent to the Offering(2)
	Number of Shares Beneficially Owned(1)
Name and Position with Company		Shares that may be Offered(1)
			Number	Percent
Brian C. Beazer Non-Executive Chairman of the Board and Director	68,405	76,827	10,000	*
Ian J. McCarthy President, Chief Executive Officer and Director	404,339	503,396	2,051	*
Mike Furlow Executive Vice President and Chief Operating Officer	111,366	168,330	1,364	*
James O'Leary Executive Vice President, Chief Financial Officer	13,658	31,379	259	*
John Skelton Senior Vice President, Forward Planning	15,364	19,115	1,525	*
Lowell Ball Senior Vice President and General Counsel	4,980	9,522	115	*
Michael T. Rand Senior Vice President, Corporate Controller	14,503	19,710	565	*
Jonathan P. Smoke Senior Vice President, Chief Information Officer	5,079	8,652	214	*
Laurent Alpert Director	1,500	3,000	1,000
Katie Bayne Director	500	1,000	0	*
Maureen O'Connell Director	500	3,146	0	*
Larry Solari Director	9,705	12,705	1,500	*
Stephen P. Zelnak, Jr. Director	500	1,000	0	*

*
Less than 1%

(1)
Certain shares listed in this column are currently represented by options to purchase common stock granted under the Plans which have vested or will vest within sixty 60 days or shares of common stock subject to restrictions on transfer and risk of forfeiture under the Plans. This column does not include unvested options and phantom stock units (none of which will vest in the next sixty 60 days). Shares underlying such unvested options and phantom stock units are included as shares that may be offered under the Plans by the selling stockholders because they are "affiliates" of Beazer Homes for purposes of Rule 144 under the Securities Act of 1933, as amended, as follows: Mr. Beazer—18,422 shares, Mr. McCarthy—101,108 shares, Mr. Furlow—58,328 shares, Mr. O'Leary—17,980 shares, Mr. Skelton—5,276 shares, Mr. Ball—4,657 shares, Mr. Rand—5,772 shares; Mr. Smoke—5,867 shares, Mr. Alpert—2,500 shares, Ms. Bayne—500 shares, Ms. O'Connell—2,646 shares, Mr. Solari—4,500 shares and Mr. Zelnak—500 shares.

(2)
For purposes of this column, we have assumed the sale of all shares of restricted common stock, shares of common stock that may be issued upon vesting of phantom stock units and shares of common stock issued or issuable under options in each case granted under the Plans, including shares underlying phantom stock units and options that have not yet vested. For the following directors, the number of shares listed does not include options to purchase 10,000 of common stock not yet vested: Messrs: Alpert and Zelnak and Ms. Bayne and O'Connell.

We may amend or supplement this prospectus from time to time in the future to update or change the list of selling stockholders and shares which may be offered for sale under this prospectus.

PLAN OF DISTRIBUTION

        We have been advised by the selling stockholders that they intend to sell all or a portion of the Shares offered hereby from time to time in ordinary brokers transactions on the New York Stock Exchange at the prices prevailing at the time of such sale. The selling stockholders may also make private sales directly or through a broker or brokers. The selling stockholders will be responsible for payment of any and all commissions to brokers, which will be negotiated on an individual basis. Beazer Homes will pay all expenses incident to the sale of the common stock to the public other than brokerage commissions and other expenses incurred by individual selling stockholders which will be paid by the selling stockholders. In connection with any sale, the selling stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Act.

        There is no assurance that any of the selling stockholders will sell any or all of the shares of common stock offered by them.

LEGAL MATTERS

        Paul, Hastings, Janofsky & Walker LLP, Atlanta, Georgia counsel to Beazer Homes, has rendered an opinion to Beazer Homes that the common stock offered hereby is or will be duly and validly issued, fully paid and non-assessable.

EXPERTS

        The consolidated financial statements incorporated in this prospectus and Registration Statement by reference from Beazer Homes's Annual Report on Form 10-K for the year ended September 30, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE TO FIND MORE INFORMATION ABOUT BEAZER HOMES

        Beazer Homes is subject to the informational requirements of the Exchange Act and files reports, proxy statements and other information with the SEC. Reports, proxy statements, and other information filed by Beazer Homes with the SEC may be inspected and copied at the SEC's public reference facilities at Room 1024, Judiciary Plaza, 450 Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and for other public reference room locations. Our SEC filings are also available to the public from the SEC's web site at http:\\www.sec.gov. In addition, our common stock is listed on the New York Stock

Exchange and reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        This prospectus contains information concerning Beazer Homes and the sale of the common stock by the selling stockholders, but does not contain all the information set forth in the Registration Statement on Form S-8/S-3 which we have filed with the SEC under the Securities Act. Statements made in this prospectus as to the contents of any referenced contract, agreement or document are not necessarily complete, and such statement shall be deemed qualified in its entirety by reference thereto. The Registration Statement, including various exhibits, may be obtained upon payment of the fee prescribed by the SEC, or may be examined without charge at the SEC's office in Washington, D.C.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. This information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supercede this information. The following documents previously filed with the SEC are incorporated herein by reference:

  (a)
  Beazer Homes' Annual Report on Form 10-K for the fiscal year ended September 30, 2003;

  (b)
  Beazer Homes' Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2003 and March 31, 2004;

  (c)
  all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since September 30, 2003; and

  (d)
  the description of Beazer Homes' common stock as set forth in the Registration Statement filed with the SEC on Form 8-A filed under Section 12 of the Exchange Act, including any amendments or reports thereto filed with the SEC for the purpose of updating such description.

In addition to the foregoing, all documents and any amendments thereto subsequently filed by Beazer Homes pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference and to be a part of this prospectus from the date of filing of such documents.

        Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

        The following documents are incorporated herein by reference:

          (a)   The Registrant's annual report on Form 10-K for the fiscal year ended September 30, 2003 filed pursuant to the Securities Exchange Act of 1934 (the "Exchange Act");

          (b)   The Registrant's quarterly reports on Form 10-Q for the fiscal quarters ended December 31, 2003 and March 31, 2004 filed pursuant to the Exchange Act;

          (c)   All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Registrant's annual report referred to in (a) above; and

          (d)   The description of the Registrant's common stock, $.01 par value per share (the "Common Stock"), which is contained in its registration statement on Form 10 filed under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions.

        All documents subsequently filed with the Commission by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities

        Not applicable.

Item 5. Interests of Named Experts and Counsel

        Not applicable.

Item 6. Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification by a corporation incorporated in the State of Delaware of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The By-laws of the Registrant provide for indemnification of its officers and directors to the full extent authorized by such section.

        Section 145(g) of the General Corporation Law of the State of Delaware authorizes a corporation incorporated in the State of Delaware to provide liability insurance for directors and officers for certain losses arising from claims or charges made against them while acting in their capacity as directors or officers of the corporation. The Registrant maintains a directors and officers insurance policy in the aggregate amount of $10,000,000 which insures the directors and officers of the Registrant against losses arising from certain claims for any wrongful act (as defined in the policy) by the directors or officers in their respective capacities as such, or to the extent that the Registrant has indemnified such directors or officers, insures the Registrant against such losses. The policy does not cover losses in connection with claims relating to the purchase, sale, offer or solicitation of an offer to purchase or sell any securities or any violation of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and excludes certain other losses.

Item 7. Exemption from Registration Claimed

        The issuance of certain of the shares being offered pursuant to the Form S-3 prospectus included herein have previously been issued pursuant to the Plans registered hereby and were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 8. Exhibits

        The exhibits filed as part of this Registration Statement are as follows:

Exhibit Number	Description of Exhibit
4.1	Beazer Homes USA, Inc. Amended and Restated 1994 Stock Incentive Plan (incorporated herein by reference to the exhibits to the Registrant's report on Form 10-Q for the fiscal quarter ended December 31, 2000).
4.2	Beazer Homes USA, Inc. Amended and Restated 1999 Stock Incentive Plan.
5	Opinion of Paul, Hastings, Janofsky & Walker LLP as to the legality of the Common Stock registered hereunder.
23.1
Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, relating to the use of their report contained in Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003.
23.2
Consent of Paul, Hastings, Janofsky & Walker LLP to the filing and use of their opinion relating to the legality of the securities. Such consent is contained in their opinion filed as Exhibit 5 to this Registration Statement.
24
Power of Attorney authorizing James O'Leary and Ian J. McCarthy to sign amendments to this Registration Statement on behalf of officers and directors of the Registrant (contained on signature page of Registration Statement).

Item 9. Undertakings

          (a)   The undersigned registrant hereby undertakes:

            (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2)   That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

            (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions pursuant to which the directors, officers or controlling persons may be indemnified by the registrant or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8/S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on this 17th day of June, 2004.

BEAZER HOMES USA, INC.
By:	/s/ JAMES O'LEARY James O'Leary Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James O'Leary and Ian J. McCarthy, jointly and severally, his or her attorneys-in-fact, each with power of substitution for him or her in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ BRIAN C. BEAZER Brian C. Beazer	Director and Non-Executive Chairman of the Board	June 17, 2004
/s/ IAN J. MCCARTHY Ian J. McCarthy	Director, President and Chief Executive Officer (Principal Executive Officer)	June 17, 2004
/s/ JAMES O'LEARY James O'Leary	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 17, 2004
/s/ LAURENT ALPERT Laurent Alpert	Director	June 17, 2004
/s/ KATIE J. BAYNE Katie J. Bayne	Director	June 17, 2004

[Signatures continued on next page]

S-1

/s/ MAUREEN E. O'CONNELL Maureen E. O'Connell	Director	June 17, 2004
/s/ LARRY T. SOLARI Larry T. Solari	Director	June 17, 2004
/s/ STEPHEN P. ZELNAK, JR. Stephen P. Zelnak, Jr.	Director	June 17, 2004
/s/ MICHAEL T. RAND Michael T. Rand	Senior Vice President and Controller (Principal Accounting Officer)	June 17, 2004

S-2

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Beazer Homes USA, Inc. Amended and Restated 1994 Stock Incentive Plan (incorporated herein by reference to the exhibits to the Registrant's report on Form 10-Q for the fiscal quarter ended December 31, 2000).
4.2	Beazer Homes USA, Inc. Amended and Restated 1999 Stock Incentive Plan.
5	Opinion of Paul, Hastings, Janofsky & Walker LLP as to the legality of the Common Stock registered hereunder.
23.1
Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, relating to the use of their report contained in Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2003.
23.2
Consent of Paul, Hastings, Janofsky & Walker LLP to the filing and use of their opinion relating to the legality of the securities. Such consent is contained in their opinion filed as Exhibit 5 to this Registration Statement.
24
Power of Attorney authorizing James O'Leary and Ian J. McCarthy to sign amendments to this Registration Statement on behalf of officers and directors of the Registrant (contained on signature page of Registration Statement).

QuickLinks

PART I
PROSPECTUS
THE COMPANY
RECENT DEVELOPMENTS
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE TO FIND MORE INFORMATION ABOUT BEAZER HOMES
INCORPORATION OF DOCUMENTS BY REFERENCE
PART II
SIGNATURES
EXHIBIT INDEX